Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

4,290,000 Units
100% Principal Protected Range Notes
Linked to the S&P 500® Index
due October 6, 2009 (the "Notes")
$10 principal offering amount per unit
Term Sheet No. 3109

Merrill Lynch & Co., Inc.

Pricing Date	*September 25, 2008*
Settlement Date	*October 6, 2008*
Maturity Date	*October 6, 2009*
CUSIP No.	*59025F103*

100% Principal Protected Range Notes

- *Contingent supplemental payment of 10% at maturity if the closing level of the S&P 500® Index stays within a range of 23.50% above and below the starting value on each relevant day within the valuation period*
- *100% principal protection at maturity*
- *A maturity of 1 year*
- *No periodic interest payments*
- *Application made to list on NYSE Arca under the symbol "SVC"*

STRUCTURED INVESTMENTS
PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-6 of this term sheet and beginning on page PS-4 of product supplement RN-1.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$42,900,000
Underwriting discount (1)	$.125	$536,250
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.875	$42,363,750

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.975 per unit and $.100 per unit, respectively.

“Standard & Poor’s®”, “Standard & Poor’s 500®”, “S&P 500®” and “S&P®” are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee.

Merrill Lynch & Co.

September 25, 2008

Summary

The 100% Principal Protected Range Notes Linked to the S&P 500® Index due October 6, 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) that are designed for investors who seek 100% principal protection on their investment at maturity and want the opportunity to receive an additional payment at maturity (the “Contingent Supplemental Payment”) if the closing level of the S&P 500® Index remains within the specified range on each market measure business day within the valuation period, as described below. Investors must be willing to accept that they will not earn a return on their investment if the closing level of the S&P 500® Index is outside the range on any single market measure business day within the valuation period. In such case, investors will not receive a Contingent Supplemental Payment, but instead will receive a repayment of principal equal to the Out-of-Range Payment of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes

On the Maturity Date, holders of the Notes will be entitled to receive the Redemption Amount, a payment per unit calculated as follows:

Hypothetical Payments at Maturity

Set forth below are four hypothetical examples of payment at maturity calculations related to the Notes. These examples have been prepared for purposes of illustration only. Your actual return will depend on, among other items, the movement of the Market Measure and the term of your investment. These examples reflect:

1) the Starting Value of 1,209.18;

2) the Upper Range Level of 1,493.34 (23.50% above the Starting Value)

3) the Lower Range Level of 925.02 (23.50% below the Starting Value)

4) the Contingent Supplemental Payment equal to 10% of the $10 Original Public Offering Price per unit if the closing level of the Market Measure remains within the Range on each Market Measure Business Day within the Valuation Period;

5) the Out-of-Range Payment equal to $10 per unit if the closing level of the Market Measure is outside the Range on any Market Measure Business Day within the Valuation Period; and

6) the investment term from October 6, 2008 to October 6, 2009, the term of the Notes.

Example 1

The closing level of the Market Measure has remained within the Range on each Market Measure Business Day within the Valuation Period and is above the Starting Value on the Final Valuation Date

Contingent Supplemental Payment = $1.00

Redemption Amount (per unit) = $10.00 + $1.00 = $11.00        (a total rate of return of 10% on the Notes)

Example 2

The closing level of the Market Measure has remained within the Range on each Market Measure Business Day within the Valuation Period and is below the Starting Value on the Final Valuation Date

Contingent Supplemental Payment = $1.00

Redemption Amount (per unit) = $10.00 + $1.00 = $11.00        (a total rate of return of 10% on the Notes)

Example 3

On at least one specific Market Measure Business Day within the Valuation Period, the Market Measure closed above the Upper Range Level. Although the closing level of the Market Measure was within the Range on the Final Valuation Date, the closing level of the Market Measure did not remain within the Range on every Market Measure Business Day within the Valuation Period

Redemption Amount (per unit) = $10.00        (the Redemption Amount cannot be less than the Out-of-Range Payment per unit)

Example 4

On at least one specific Market Measure Business Day within the Valuation Period, the Market Measure closed below the Lower Range Level. Although the closing level of the Market Measure was within the Range on the Final Valuation Date, the closing level of the Market Measure did not remain within the Range on every Market Measure Business Day within the Valuation Period

Redemption Amount (per unit) = $10.00        (the Redemption Amount cannot be less than the Out-of-Range Payment per unit)

Summary of the Hypothetical Examples

In Example 1 and Example 2, the closing level of the Market Measure remained within the Range on each Market Measure Business Day during the Valuation Period. In Example 3 and Example 4, the closing level of the Market Measure was outside the Range on at least one Market Measure Business Day within the Valuation Period.

	Example 1 (Within Range)	Example 2 (Within Range)	Example 3 (Outside Range)	Example 4 (Outside Range)
Starting Value	1,209.18	1,209.18	1,209.18	1,209.18

Hypothetical closing level on Final Valuation Date	1,269.64	1,148.72	1,269.64	1,148.72

Upper Range Level:	1,493.34	1,493.34	1,493.34	1,493.34

Hypothetical highest closing level within Valuation Period	1,330.10	1,330.10	1,511.48	1,330.10

Lower Range Level:	925.02	925.02	925.02	925.02

Hypothetical lowest closing level within Valuation Period	1,088.26	1,088.26	1,088.26	906.89

Did the Market Measure remain within the Range on each Market Measure Business Day within the Valuation Period?	YES	YES	NO	NO

Contingent Supplemental Payment at maturity	$1.00	$1.00	$0.00	$0.00

Redemption Amount per unit	$11.00	$11.00	$10.00	$10.00

Total return of the Notes	10.00%	10.00%	0.00%	0.00%

Return on the Market Measure (excluding dividends)	5.00%	-5.00%	5.00%	-5.00%

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	You will earn a return on your investment at maturity only if the Market Measure remains within the Range during the Valuation Period.

▪	Your risk of not receiving a Contingent Supplemental Payment is expected to be higher during volatile market conditions.

▪	Your yield on the Notes may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is capped at the Contingent Supplemental Payment and will not reflect the return of a direct investment in the stocks included in the Market Measure.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Market Measure.

▪	You must rely on your own evaluation of the merits of an investment linked to the Market Measure.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The Market Measure publisher may adjust the Market Measure in a way that affects its level, and the Market Measure publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by us and our affiliates may affect your return on the Notes.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain.

Recent Developments

On September 15, 2008, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bank of America Corporation (“Bank of America”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly owned subsidiary of Bank of America will merge with and into ML&Co. with ML&Co. continuing as the surviving corporation and as a wholly owned subsidiary of Bank of America. The merger has been approved by the board of directors of each of ML&Co. and Bank of America and is subject to shareholder votes at both companies.

Upon completion of the merger, each outstanding share of ML&Co. common stock will be converted into the right to receive 0.8595 shares of Bank of America common stock, and the Bank of America board of directors will be expanded to include three existing directors of ML&Co. The Merger Agreement contains certain termination rights for both ML&Co. and Bank of America and is subject to customary closing conditions, including standard regulatory approvals. The transaction is expected to close in the first quarter of 2009.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You seek an investment with 100% principal protection at maturity.

▪	You anticipate that the closing level of the Market Measure will remain within the Range on each Market Measure Business Day within the Valuation Period.

▪	You are willing to accept that the maximum return on the Notes is limited to the Contingent Supplemental Payment, if any.

▪	You do not seek interest payments or other current income on your investment.

▪	You want exposure to the Market Measure with no expectation of dividends or other benefits of owning the stock included in the Market Measure.

▪

You are willing to accept that there is no assurance that the Notes will be listed on NYSE Arca and that any listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Market Measure will appreciate or depreciate by more than 23.50% from the Starting Value to the closing level of the Market Measure on any Market Measure Business Day within the Valuation Period.

▪	You seek a return on your investment that will not be limited to the Contingent Supplemental Payment, if any.

▪	You seek an investment that provides a guaranteed redemption amount above the principal.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends paid on, and ownership rights with respect to, stocks included in the Market Measure.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Market Measure

All disclosure contained in this term sheet regarding the Market Measure, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”). ML&Co. and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. Neither ML&Co. nor MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Market Measure or any successor Market Measure.

S&P 500 Index

The S&P 500 Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”). The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of August 29, 2008, 422 companies or 83.6% of the market capitalization of the S&P 500 Index traded on the New York Stock Exchange; 78 companies or 16.4% of the market capitalization of the S&P 500 Index traded on The Nasdaq Stock Market; and no companies traded on the American Stock Exchange. As of August 29, 2008, the aggregate market value of the 500 companies included in the S&P 500 Index represented approximately 88% of the aggregate market value of stocks included in the Standard & Poor’s Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index, with the approximate percentage of the market capitalization of the S&P 500 Index included in each group as of August 29, 2008 indicated in parentheses: Consumer Discretionary (8.5%); Consumer Staples (11.4%); Energy (13.8%); Financials (15.1%); Health Care (12.7%); Industrials (11.5%); Information Technology (16.5%); Materials (3.7%); Telecommunication Services (3.2%) and Utilities (3.7%). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, the calculation of the Redemption Amount will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes. For more information on the S&P 500 Index, please see the section entitled “S&P 500 Index” in the index supplement I-1.

The following graph sets forth the monthly historical performance of the S&P 500 Index in the period from January 2003 through August 2008. This historical data on the S&P 500 Index is not necessarily indicative of the future performance of the S&P 500 Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the S&P 500 Index during any period set forth below is not an indication that the S&P 500 Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the S&P 500 Index was 1,209.18.

The following table sets forth the highest and lowest daily closing levels of the Market Measure for each month in the period from January 2003 through August 2008. We have derived the information in the table from closing levels of the Market Measure published by Bloomberg L.P., and we make no representation or warranty as to the accuracy of such information.

	2003		2004		2005		2006		2007		2008
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
January	931.66	844.61	1155.37	1108.48	1202.08	1163.75	1294.18	1261.49	1440.13	1409.71	1447.16	1310.50
February	860.32	817.37	1157.76	1126.52	1211.37	1184.16	1294.12	1254.78	1459.68	1399.04	1395.42	1326.45
March	895.79	800.73	1156.86	1091.33	1225.31	1165.36	1307.25	1272.23	1437.50	1374.12	1352.99	1273.37
April	919.02	858.48	1150.57	1107.30	1191.14	1137.50	1311.56	1285.33	1495.42	1424.55	1397.84	1328.32
May	963.59	916.30	1121.53	1084.10	1198.78	1154.05	1325.76	1256.58	1530.62	1486.30	1426.63	1375.93
June	1011.66	967.00	1144.06	1116.64	1216.96	1190.69	1288.22	1223.69	1539.18	1490.72	1404.05	1278.38
July	1007.84	978.80	1128.94	1084.07	1243.72	1194.44	1280.19	1234.49	1553.08	1455.27	1284.91	1214.91
August	1008.01	965.46	1107.77	1063.23	1245.04	1205.10	1304.28	1265.95	1497.49	1406.70	1249.01	1305.32
September	1039.58	995.97	1129.30	1103.52	1241.48	1210.20	1339.15	1294.02	1531.38	1451.70
October	1050.71	1018.22	1142.05	1094.81	1226.70	1176.84	1389.08	1331.32	1565.15	1500.63
November	1059.02	1033.65	1184.17	1130.51	1268.25	1202.76	1406.09	1364.30	1520.27	1407.22
December	1111.92	1059.05	1213.55	1177.07	1272.74	1248.29	1427.09	1396.71	1515.96	1445.90

Taking into account each one-year hypothetical historical Valuation Period ending between December 31, 2003 and the Pricing Date, the closing level of the Market Measure would have been out of the Range in 9.0% of such hypothetical historical Valuation Periods, assuming:

▪	each one year hypothetical historical Valuation Period consists of the preceding 252 Market Measure Business Days (approximately one calendar year);

▪

the fixed Upper Range Level and Lower Range Level equal to 23.50% above and below the hypothetical Starting Value of each one-year hypothetical historical Valuation Period (which would be expected to have been different in the economic environments prevailing at the beginning of the respective prior one-year periods); and

▪	historical daily closing levels of the Market Measure as published by Bloomberg L.P.

The above historical data on the Market Measure should not be taken as an indication of the future performance of the Market Measure or as an indication of what the value of the Notes may be. The information above with respect to the percentage of times that the closing level of the Market Measure would have been outside the Range at least one time in different historical Valuation Periods is presented to illustrate how an investment with terms similar to those of the Notes might have performed in different past economic environments, but should not be taken as a prediction of the performance of the Notes. Additionally, this information with respect to the percentage of times that the closing level of the Market Measure would have been outside the Range at least one time in different historical periods relies on historical data regarding the Market Measure that we have obtained from Bloomberg L.P. and have not independently verified, and upon our modeling of such historical data. We believe the results of such modeling are accurate, but we cannot assure you that such results are identical to those that would have been produced if the Notes had actually been issued in the indicated historical periods.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain United States federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement RN-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement RN-1.

Characterization of the Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes. The following summary assumes that the Notes will be treated as debt instruments of ML&Co. for United States federal income tax purposes.

Cash Method U.S. Holders.    The amount payable at maturity with respect to a Note in excess of the Original Public Offering Price thereof, if any, generally should be includible in income by a U.S. Holder who uses the cash method of tax accounting as ordinary interest on the date the amount payable at maturity is received by the U.S. Holder. Upon the sale, exchange or other disposition of a Note prior to maturity, a U.S. Holder who uses the cash method of tax accounting generally should recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and such U.S. Holder’s tax basis in the Note. Such a U.S. Holder’s tax basis in a Note generally should equal such U.S. Holder’s initial investment in the Note. Such gain or loss generally would be short-term capital gain or loss. However, all or a portion of any such gain should be treated as ordinary income to the extent of the amount of original issue discount (as described below under “—Accrual Method U.S. Holders”) that has accrued on a straight-line basis, or upon election under a constant yield method (based on daily compounding), through the date of sale, exchange or other disposition.

Accrual Method U.S. Holders.    U.S. Holders who use the accrual method of tax accounting, and certain other U.S. Holders including banks and dealers in securities, should be required to accrue original issue discount on a Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding). Such original issue discount should accrue based upon an estimated yield for the Note. Upon maturity of a Note, to the extent that the actual yield on the Note (i.e., the Redemption Amount) differs from this estimated yield, such difference should be treated as additional original issue discount or as an offset to previously accrued original issue discount. Upon the sale, exchange or other disposition of a Note prior to the maturity date, a U.S. Holder who uses the accrual method of tax accounting generally should recognize short term capital gain or loss (or, in some cases, possibly an offset to previously accrued original issue discount) in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Note. Such a U.S. Holder’s adjusted tax basis generally should equal such U.S. Holder’s initial investment in the Note increased by any original issue discount previously included in income by the U.S. Holder.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement RN-1.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement RN-1 dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508185691/d424b2.htm

▪	Index supplement I-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

▪	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Notes Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.